GOLDEN BEVERAGE COMPANY
                         2186 SOUTH HOLLY STREET
                            DENVER, CO  80222
                     COMMISSION FILE NUMBER 0-16936

                          DISCLOSURE STATEMENT

                              PURSUANT TO
                          SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND
                          RULE 14f-1 THEREUNDER

Introduction.

    This Statement is being mailed on or about March 18 1997 to holders of record on March 3, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of Golden Beverage Company, a Nevada corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on (approximately) March 31, 1997.

Background of Transaction and Change in Control.

    By Agreement dated February 28, 1997 (the "Agreement") with WorldWater, Inc., a Delaware corporation ("WWI") and several of WWI's stockholders, the Company agreed to acquire, initially, at least 80% of WWI's issued and outstanding shares of common stock (collectively,"WWI Stock") in exchange for 8,141,126 post-reverse split shares of the Company's Common Stock (the "Transaction"). As of March 3, 1997, there are 140,276,792 shares of Company Common Stock issued and outstanding, which, as of the opening of business on March 31, 1997, will be reverse split one-for-1,240.597 into 113,072 shares. In addition, a total of 1,017,640 post-reverse split shares are being issued to several consultants ("Consultants") who assisted WWI and the Company in this transaction. Accordingly, if 80% of the issued and outstanding shares of WWI Stock are exchanged for Company Common Stock, the holders thereof will own approximately 87.8% of the Company's 9,271,838 shares of Company Common Stock which would then be issued and outstanding. Excluded from the above computations are (a) 2,035,282 post-reverse split shares of Company Common Stock reserved for issuance to WWI's shareholders in exchange for those WWI shareholders owning the remaining 20% of WWI stock; (b) 4,888,368 post-reverse split shares of Company Common Stock which will be reserved for issuance upon conversion of WWI debentures with face value of $2,319,518; (c) 3,027,565 post-reverse shares of the Company's Common Stock which will be reserved for issuance upon exercise of outstanding WWI warrants with an average exercise price of $.60 per share; and (d) 10,157,659 post-reverse split shares of the Company's Common Stock which will be reserved for issuance upon other potential investments (currently undetermined) and exercises of warrants and options which, if exercised in full, would bring the Company, on consolidated basis, a total of $1,908,899. All shares of Company
Common Stock issued pursuant to (a), (b) and (c) above will be restricted stock; and, of the 10,157,659 shares described in (d) above and reserved for issuance for other investments and exercises, it is contemplated that 4,515,000 shares will be reserved for issuance to foreign investors in a Regulation S offering, and the remaining 5,642,659 shares, if and when issued, will be restricted stock.

    Upon consummation of the exchange of at least 80% of WWI's issued and outstanding stock, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by WWI's management (see "Directors and Executive Officers and Related Transactions"). Thereafter, the Company plans to call a special meeting of stockholders, to ratify the new Directors and change the Company's name to "WorldWater Corp."

    Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates but cannot assure that the Transaction will close on or about March 31, 1997.

Reason for Disclosure Statement.

    Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934 to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

Information Relating to the Company's Securities.

    As of March 3, 1997, there were outstanding 140,276,792 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company; and, as part of the Transaction, those shares are proposed to be reverse split one-for-1,240.597 to 113,072 shares.

Principal Stockholders.

    The following table sets forth as of March 3, 1997, certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.


                                   No. of                   Percentage
     Name                      Shares Owned(1)              Ownership(1)
________________               _______________              ____________
Eugene C. Pace(2)                 34,558,153                    24.6%

Shiou Yun Wang(3)                 24,314,644                    17.3%










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

Wang Hsiu-Ying Kuo(2)             24,314,644                    17.3%

Ko Cha Wang(2)                    24,314,644                    17.3%

All officers and                  24,314,644                    17.3%
 directors as a group
 (1 person)

____________________

<F1>
    (1) Based upon 140,276,792 pre-reverse split shares outstanding as of March 3, 1997. Unless otherwise indicated, ownership is direct.

<F2>
    (2)     Includes shares held in the name of U.S. Agri Development
            Corporation and its Pension Plan, but excludes Series B
            Warrants to purchase 1,150 post-reverse split shares of common stock.
<F3>
    (3) Excludes series B Warrants to purchase an aggregate of 1,195 post-reverse split shares of common stock held by these shareholders.


    The following table sets forth as of March 3, 1997, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                   Shares of
                                                  Common Stock
                                                to be owned upon
                                  Offices        consummation of   Approximate Percent
 Name and Address                To Be Held      the Transfer (1)      of Class(2)
___________________            _____________    _________________  ___________________
Quentin T. Kelly               Director, CEO         2,500,000            26.96%
117 Hopewell-Rocky Hill Rd.    and President
Hopewell, NJ  08525

Joseph Cygler                  Director                250,000             2.70%
95 Stephenville Parkway        Exec. Vice President
Edison, NJ  08820









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

Peter I. Ferguson              Vice President          150,000             1.62%
13 Fleetwood Dr.
Somerville, NJ  08876

WB Newberry                    Director                110,952             1.20%
Kachina Oil & Gas Inc.
Building Eight Suite 100
500 Capital Of Texas Highway
Austin, TX  78746

Dr. Martin Beyer               Director                 43,000              .46%
84 Jefferson Road
Princeton, NJ  08540

Dr. Russell Sturzebecker       Director                 36,141              .39%
503 Owen Rd.
West Chester, PA  19380

Thomas Leyden                  Vice President -              0              .00%
454 Main Street                Marketing
Crosswicks, NJ  08515

Royal Capital, Inc.                                  1,860,000            20.06%
75 Claremont Road
Bernardsville, NJ 07924

All Proposed Directors
and Officers as a
Group (7 persons)                                    2,940,093            31.07%

_________________________

<F1>
    (1) Excludes possible subsequent issuances of post-reverse split shares of the Company's common stock reserved for issuance upon exercise of WWI options granted to the following persons: Quentin T. Kelly-
            37,975; Joseph Cygler-34,300; W.B. Newberry-10,500; Dr. Martin
            Beyer-7,000; Dr. Russell Sturzebecker-10,000; and Thomas Leyden-
            14,300; and Peter Ferguson-50,750.
<F2>
    (2) Based upon 9,271,838 shares being issued and outstanding after the reverse split, consisting of 113,072 shares owned by current Company shareholders after the one-for-1,240.597 reverse split, the issuance of 1,017,640 post-reverse split shares to Consultants and the issuance of 8,141,126 post-reverse split shares to WWI shareholders in exchange for 80% of WWI's shares.














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

Legal Proceedings.

    There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

Directors and Executive Officers and Related Transactions.

Directors and Executive Officers.

    If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:


       Name                        Age                Position
_______________________            ___                ________________________

Quentin T. Kelly                    62                Chairman, CEO, President
Joseph Cygler                       62                Executive Vice President
                                                        and Director
Peter I. Ferguson                   54                Vice President
Thomas Leyden                       42                Vice President-Marketing
W.B. Newberry                       68                Director
Martin G. Beyer                     65                Director
Russell L. Sturzebecker             80                Director


    Quentin T. Kelly is the founder and has been CEO, President and Chairman of WWI since its inception in 1984. He has many years' experience in international business involving water and natural resource needs in the developing world, and has worked with several of the international assistance agencies, including UNDP, UNICEF and USAID. He holds three patents relating to water systems. Earlier, Mr. Kelly was assistant to the president of Westinghouse Electric Corp., and CEO of corporations manufacturing and marketing specialized water systems internationally.

    Joseph Cygler has been a Director of WWI since 1984 and Executive Vice President. Previously he was an executive in international business consulting and operations management, an executive with Honeywell Information Systems and a marketing representative with IBM. Mr. Cygler is a graduate of the U.S. Military Academy with a B.S. in Engineering.

    Peter I. Ferguson is Vice President and has been an associate of WWI since 1989. Previously, he was a vice president and general management executive and accountant for companies in New York and New Jersey. He is a graduate in Accounting and Management of Rutgers University.

    Thomas Leyden Vice President-Marketing, was for eight years an executive of solar thermal and photovoltaic companies and was the founding President of the Maryland/DC Solar Energy Industries Association. He has extensive experience with startup and early phase companies marketing environmental products and has traveled throughout the world marketing solar systems. Mr. Leyden is a graduate of Princeton University.

    Dr. Martin G. Beyer, a Director of WWI, was Secretary General of the Global Consultation of Safe Water and Sanitation for the 1990s which was sponsored by the UNDP and World Bank, held in New Delhi, India and attended by over 600 delegates from 115 countries and the UN/World Bank affiliated agencies. Previously, Dr. Beyer was Senior Advisor for Water Supply and Sanitation for UNICEF, Chairman of the United Nations Intersecretariat Group of Water Resources and Chairman of the Advisory Panel to the UNDP/World Bank global project for testing and developing of handpumps. Dr. Beyer has a Ph.D degree in Economic Geology from the University of Stockholm, and speaks 10 languages, including French, Spanish, German, Italian and Portuguese.

    W.B. Newberry, has been a Director of WWI since 1993, and has actively managed his own oil and gas exploration companies in Texas and investments in other companies. He joined WWI as an investor and Director in 1993 and plays as active role in strategic planning. Mr. Newberry received a BA degree in Economics from Dartmouth College and an MS in Geology from the University of Texas.

    Russell L. Sturzebecker, a newly appointed Director of WWI, has been involved as an investor in WWI for the past ten years. He is a retired professor and chairman of the health and education department at West Chester University, Pennsylvania, where he taught for 35 years. He served in World War II as an A-20 bomber pilot in the Pacific Theater, retiring as an Air Force Colonel. He is the author and publisher of several scholarly books on World War II and on archeological sites in Mediterranean countries. He completed his undergraduate work at West Chester University and received both an MA and PHD from Temple University.

Compensation.

    For the fiscal year ended December 31, 1996, no officer or director of WWI received remuneration in excess of $100,000. Quentin T. Kelly, WWI's Chief Executive Officer, received a salary of $42,000, of which $21,000 was deferred. In addition, a company owned by Mr. Kelly was paid rent by WWI for corporate offices and farm field testing in the amount of $30,000; and he owns stock options to purchase up to 37,975 WWI shares at $.40 per share, which will become a like number of options to purchase the Company's common stock at the same price.

Standing Audit, Nominating and Compensation Committees.

    The Board of Directors has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

    The Company presently has only two Directors. During the fiscal year-ended December 31, 1996, the Directors held one meeting of the Board of Directors.

Compensation of Directors and Executive Officers.

    As of December 31, 1996, the Company owed $66,825 to its officers in accrued salary. Upon consummation of the Transaction, all accrued salaries owed to officers and directors will be canceled.

Dated:      March 17, 1997
                                          GOLDEN BEVERAGE COMPANY

                                          s/Shiou Yun Wang

                                          Shiou Yun Wang, President







































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